FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

For the month of June, 2018

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☑	Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):

Item 7.01    Regulation FD Disclosure

Item 8.01    Other Events

On June 1, 2018, Euro Tech Holdings Company Limited (the “Company”) declared a special cash dividend of an aggregate of $1,443,336.30 (the “Dividend”), to be paid to all holders of record as of June 15, 2018 of its outstanding ordinary shares.  The Dividend is payable on June 22, 2018.  As of June 1, 2018, the Company had 2,229,609 shares of its common stock outstanding.

The information disclosed under this Item 7.01 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

A copy of the press release announcing the Dividend is included as Exhibit 99.1 to this Form 6-K.

Item 9.01    Financial Statements and Exhibits

(a)
Financial Statements:

None.

(b)
Pro Forma Financial Information:

None.

(c)
Shell Company Transactions:

None.

(d)
Exhibits:

99.1	Press Release, dated June 1, 2018, issued by Euro Tech Holdings Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

June 1, 2018	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

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